Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

September 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	John Spitz

Michael Henderson

Aisha Adegbuyi

James Lopez

Re:	Ethos Technologies Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted August 27, 2025

CIK No. 0001788451

Ladies and Gentlemen:

On behalf of Ethos Technologies Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 16, 2025 with respect to Amendment No. 2 to the Company’s draft registration statement on Form S-1, confidentially submitted on August 27, 2025. The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates changes in response to the Comments and certain other changes.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 27, 2025

Management’s Discussion and Analysis

Results of Operations

Revenue, page 94

1.   Please revise your filing to ensure that the amounts included in your tabular presentation of total revenues for DTC channel revenues and third-party channel revenues total the amounts reported for total revenues for both the six-months ended June 30, 2025 and 2024.

U.S. Securities and Exchange Commission

September 26, 2025

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Registration Statement.

Business

The Ethos Platform, page 115

2.   We note your response to prior comment 4 and the statement that you receive medical records and prescription data from your counterparties. With a view to clarifying disclosure to the extent material to an understanding of your business and the risk factor on page 29, please advise us of the flow of such information used by you. For example, clarify if consumers consent to the information released by third parties when they seek insurance through your platform.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 121 of the Registration Statement.

Notes to Consolidated Financial Statements

Accounts Receivable, Net, page F-18

3.   Please refer to prior comment 9. Please revise your filing to also provide a rollforward of your accounts receivable activities for the six-months ended June 30, 2025.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of the Registration Statement.

*   *   *

Please contact me at (650) 843-5307, Jean Park at (212) 479-6131 or Milson C. Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely

/s/ Jon C. Avina

Jon C. Avina

cc:	Peter Colis, Ethos Technologies Inc.

Lingke Wang, Ethos Technologies Inc.

Porter Nolan, Ethos Technologies Inc.

Jean Park, Cooley LLP

Milson C. Yu, Cooley LLP

John C. Ericson, Simpson Thacher & Bartlett LLP

Heidi E. Mayon, Simpson Thacher & Bartlett LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com